Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHMED (China) Limited
和黃醫藥（中國）有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 13)

CONTINUING CONNECTED TRANSACTIONS

(a) (b) (1) (2)

In anticipation of the expiration of the initial terms of the Framework Sinopharm Products Supply and Purchase Agreement and the HBYS Brand License Royalty Agreement on December 31, 2023, on December 21, 2023:

(a)
the Company and Sinopharm agreed to renew the Framework Sinopharm Products Supply and Purchase Agreement with effect from January 1, 2024 for a period of three years up to and including December 31, 2026; and

(b)
the Company and HCMH agreed to renew the HBYS Brand License Royalty Agreement with effect from January 1, 2024 for a period of three years up to and including December 31, 2026.

IMPLICATIONS UNDER THE LISTING RULES

(1)
Framework Sinopharm Products Supply and Purchase Agreement

As Sinopharm is a substantial shareholder of a subsidiary of the Company, it is a connected person of the Company and the supply to and purchase from Sinopharm of products by the Group constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

In relation to each of (i) the supply of products by the Group and (ii) the purchase of products by the Group, the highest applicable percentage ratio in respect of each of the Annual Cap Amounts exceeds 5%. As the transactions are between the Group and a connected person at the subsidiary level and are on normal commercial terms, the Directors have approved the transactions and the independent non-executive Directors have given the confirmation required under Rule 14A.101 of the Listing Rules, (i) the supply of products by the Group and (ii) the purchase of products by the Group under the Framework Sinopharm Products Supply and Purchase Agreement are subject to the reporting, announcement and annual review requirements, but are exempt from the circular, independent financial advice and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

(2)
HBYS Brand License Royalty Agreement

As HWEL is a subsidiary of CK Hutchison, it is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company and the license granted under the HBYS Brand License Royalty Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the annual fee payable by HCMH under the HBYS Brand License Royalty Agreement, on an annual basis, exceeds 0.1% but is less than 5%, the transactions contemplated under the HBYS Brand License Royalty Agreement are subject to the reporting, announcement and annual review requirements, but are exempt from the circular, independent financial advice and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

CONTINUING CONNECTED TRANSACTIONS

A.	FRAMEWORK SINOPHARM PRODUCTS SUPPLY AND PURCHASE AGREEMENT

In the ordinary course of business, Hutchison Sinopharm (i) supplies prescription drugs to Sinopharm and/or its associates and (ii) purchases prescription drugs from Sinopharm and/or its associates in accordance with the terms and conditions of the Framework Sinopharm Products Supply and Purchase Agreement.

(1)	Principal terms

In anticipation of the expiration of the initial term of the Framework Sinopharm Products Supply and Purchase Agreement on December 31, 2023, on December 21, 2023, the Company and Sinopharm agreed to renew the Framework Sinopharm Products Supply and Purchase Agreement with effect from January 1, 2024 for a period of three years up to and including December 31, 2026. All other terms and conditions of the Framework Sinopharm Products Supply and Purchase Agreement remain unchanged, the principal terms of which are set out below:

(a)	Subject matter

The parties agreed that at any time during the term of the Framework Sinopharm Products Supply and Purchase Agreement, the relevant members of the Group and Sinopharm and/or its associates may from time to time enter into definitive agreements in relation to any transactions relating to (i) supply of products by the Group to Sinopharm and/or its associates and (ii) purchase of products by the Group from Sinopharm and/or its associates upon, and subject to, the terms and conditions in compliance with the Framework Sinopharm Products Supply and Purchase Agreement as may be agreed between the relevant parties.

(b)	Duration

Three years up to and including December 31, 2026, unless terminated earlier by either party giving not less than one month’s prior written notice or otherwise in accordance with the terms of the Framework Sinopharm Products Supply and Purchase Agreement.

(c)	Consideration and other terms

The Framework Sinopharm Products Supply and Purchase Agreement provides that all transactions thereunder must be conducted (i) in the ordinary and usual course of business of the Group, (ii) on an arm’s length basis, (iii) on normal commercial terms with the supply price and/or purchase price (as the case may be) being determined with reference to fixed unit prices which are negotiated on an arm’s length basis and (iv) in compliance with, amongst other things, the Listing Rules and applicable laws.

(2)	Historical transaction amounts

The aggregate transaction amount recorded by the Group for the supply of products by the Group to Sinopharm and/or its associates for the financial years ended December 31, 2021 and 2022 and the ten months ended October 31, 2023 are as follows:

	FY2021	FY2022	Ten months ended October 31, 2023

Aggregate transaction amount	US$55.7 million	US$69.4 million	US$84.8 million

The aggregate transaction amount paid by the Group to Sinopharm and/or its associates for the purchase of products by the Group for the financial years ended December 31, 2021 and 2022 and the ten months ended October 31, 2023 are as follows:

	FY2021	FY2022	Ten months ended October 31, 2023

Aggregate transaction amount	US$2.6 million	US$2.4 million	US$3.3 million

(3)	Annual Cap Amounts

In relation to the supplying of products by the Group, it is expected that the maximum annual transaction amount receivable by the Group from Sinopharm and/or its associates for the three financial years ending December 31, 2024, 2025 and 2026 will not exceed the amounts set out below:

	FY2024	FY2025	FY2026

Aggregate transaction amount	US$498.0 million	US$920.8 million	US$1,310.6 million

The annual cap amounts in respect of the supplying of products by the Group were determined by reference to (i) the historical transaction amounts, (ii) the estimated increase in sales of existing oncology marketed products through deeper market penetration and broader market coverage from the potential new indication of fruquintinib for gastric cancer which is at NDA review stage in China, (iii) the estimated new contribution of commercial sales from potential launch of new assets such as sovleplenib and amdizalisib starting in FY2024, (iv) the estimated increase in overall sales of existing prescription drugs from the potential expansion of product portfolio and distribution channels such as private hospitals and drugstores, and (v) the estimated new contribution of commercial sales from new products acquired through potential business development activities such as partnerships, in-licensings and acquisitions.

In relation to the purchase of products by the Group, it is expected that the maximum annual transaction amount payable by the Group to Sinopharm and/or its associates for the three financial years ending December 31, 2024, 2025 and 2026 will not exceed the amounts set out below:

	FY2024	FY2025	FY2026

Aggregate transaction amount	US$10.0 million	US$20.0 million	US$30.0 million

The annual cap amounts in respect of the purchase of products by the Group were determined by reference to (i) the historical transaction amounts and historical growth in purchase volume resulting from the development of business with new hospital channels, (ii) the supply price for the products and (iii) the expected further increase in the purchase volume resulting from the development of business with new hospital channels and expansion of sales to such new hospital channels.

B.	HBYS BRAND LICENSE ROYALTY AGREEMENT

HCMH and HWEL entered into the HBYS Brand License Royalty Agreement on June 15, 2021 pursuant to which HCMH will pay to HWEL an annual fee of HK$12 million (approximately US$1.5 million) in consideration of the grant of the royalty-free license by HWEL to Hutchison Baiyunshan (a former non-consolidated joint venture of the Company) and its subsidiary undertakings.

(1)	Principal terms

In anticipation of the expiration of the initial term of the HBYS Brand License Royalty Agreement (as amended and restated) on December 31, 2023, on December 21, 2023, the Company and HCMH agreed to renew the HBYS Brand License Royalty Agreement with effect from January 1, 2024 for a period of three years up to and including December 31, 2026. All other terms and conditions of the HBYS Brand License Royalty Agreement remain unchanged, the principal terms of which are set out below:

(a)	Subject matter

In consideration of the grant of the royalty-free right to use the HWL Trade Marks by HWEL to Hutchison Baiyunshan and its subsidiary undertakings, HCMH agrees to pay to HWEL an annual fee of HK$12 million.

(b)	Duration

Three years up to and including 31 December 2026, unless terminated earlier in accordance with the terms of the HBYS Brand License Royalty Agreement.

(c)	Termination and other terms

The HBYS Brand License Royalty Agreement will terminate upon (i) the change of name of Hutchison Baiyunshan and its subsidiary undertakings to names that do not include the “Hutchison Whampoa” names, (ii) the earlier of (a) the termination of the trade mark license agreements between HWEL (on the one hand) and Hutchison Baiyunshan and its subsidiary undertakings (on the other hand) and (b) the complete cessation of the use of the HWL Trade Marks by Hutchison Baiyunshan and its subsidiary undertakings and (iii) the termination of the HBYS SPA.

The aggregate fees payable by HCMH under the HBYS Brand License Royalty Agreement (including any renewal thereof) shall not be more than HK$120 million, even if the HBYS Brand License Royalty Agreement is not terminated and continues to be renewed after 10 years.

(2)	Historical transaction amounts

The fees paid by HCMH to HWEL for the financial years ended December 31, 2021 and 2022 and the financial year ending December 31, 2023 are as follows:

	FY2021	FY2022	FY2023

Annual fee	HK$12 million	HK$12 million	HK$12 million

(3)	Annual Cap Amounts

The annual fee payable by HCMH under the HBYS Brand License Royalty Agreement for each financial year ending December 31, 2024, 2025 and 2026 will be HK$12 million.

The annual fee was determined by reference to (i) the historical sales volume of Hutchison Baiyunshan products and expected future growth, (ii) the portion of Hutchison Baiyunshan jointly branded products which uses the HWL Trade Marks and “Baiyunshan” trade marks, (iii) the expected future trend in and period of such use of the HWL Trade Marks in jointly branded products, (iv) market royalty rates for the use of a brand in a jointly branded product, and (v) arm’s length negotiation between the Group and HWEL.

C.	REASONS FOR, AND THE BENEFITS OF, THE CONTINUING CONNECTED TRANSACTIONS

(1)	Framework Sinopharm Products Supply and Purchase Agreement

Hutchison Sinopharm, a consolidated joint venture of the Company, focuses on providing logistics, distribution and marketing services for prescription drugs in China. As of December 31, 2022, Hutchison Sinopharm had a dedicated team of over 40 commercial staff that focus on marketing over 900 third-party prescription drug and other products directly to about 730 public and private hospitals in the Shanghai region and through a network of approximately 55 distributors to cover all other provinces in China.

As of December 31, 2022, Hutchison Sinopharm had over 860 customers of which approximately 13% were distributors, and the revenue generated from these distributors accounted for approximately 25% of the revenue of Hutchison Sinopharm for the year ended December 31, 2022.

The supply of products by Hutchison Sinopharm to Sinopharm, a leading distributor of pharmaceutical and healthcare products and a leading supply chain service provider in China, under the Framework Sinopharm Products Supply and Purchase Agreement, is in line with the business of Hutchison Sinopharm and enables Hutchison Sinopharm to utilize the distribution network of Sinopharm.

The purchase of products by Hutchison Sinopharm from Sinopharm under the Framework Sinopharm Products Supply and Purchase Agreement enables Hutchison Sinopharm to secure a stable source of the relevant products.

(2)	The HBYS Brand License Royalty Agreement

On March 24, 2021, HBYSGH and GL Mountrose Investment Two Limited entered into the HBYS SPA pursuant to which HBYSGH agreed to sell the entire issued share capital of HCMGIL (which indirectly held 50% interest in Hutchison Baiyunshan) to GL Mountrose Investment Two Limited.  To facilitate the HBYS Disposal, HBYSGH agreed pursuant to the HBYS SPA and as a condition to the completion of the HBYS Disposal that it would procure HWEL to continue to grant the relevant license to Hutchison Baiyunshan to use the HWL Trade Marks.  In order to satisfy the condition and for HWEL to continue to grant the license, HCMH entered into the HBYS Brand License Royalty Agreement.  The Group had taken into consideration the amount payable under the HBYS Brand License Royalty Agreement when the Group evaluated the commercial aspects of the HBYS Disposal.  Please refer to the section headed “Connected Transactions – B. Non-Exempt Continuing Connected Transactions - 6. HBYS Brand License Royalty Agreement” in the prospectus of the Company dated June 18, 2021 for further details.

The term of the HBYS Brand License Royalty Agreement is renewed (i) as the HBYS Brand License Royalty Agreement has not been terminated according to its terms and (ii) as agreed by HBYSGH pursuant to the HBYS SPA, to procure HWEL to continue to grant the relevant license to Hutchison Baiyunshan.

(3)	Views of the Directors

The Directors (including the independent non-executive Directors) are of the view that the Continuing Connected Transactions have been and will be entered into in the ordinary and usual course of business of the Group and on normal commercial terms, and their terms are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the relevant Annual Cap Amounts for the Continuing Connected Transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

None of the Directors has any material interest in the Continuing Connected Transactions and no Director was required to abstain from voting on the board resolutions of the Company approving the Continuing Connected Transactions.  Notwithstanding the foregoing, Mr To Chi Keung, Simon, Ms Edith Shih and Dr Dan Eldar, being directors of CK Hutchison or its related companies, voluntarily abstained from voting on the board resolutions of the Company approving the renewal of the HBYS Brand License Royalty Agreement.

D.	IMPLICATIONS UNDER THE LISTING RULES

(1)	Framework Sinopharm Products Supply and Purchase Agreement

As Sinopharm is a substantial shareholder of a subsidiary of the Company, it is a connected person of the Company and the supply to and purchase from Sinopharm of products by the Group constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

In relation to each of (i) the supply of products by the Group and (ii) the purchase of products by the Group, the highest applicable percentage ratio in respect of each of the Annual Cap Amounts exceeds 5%. As the transactions are between the Group and a connected person at the subsidiary level and are on normal commercial terms, the Directors have approved the transactions and the independent non-executive Directors have given the confirmation required under Rule 14A.101 of the Listing Rules as set out in paragraph C(3) above, (i) the supply of products by the Group and (ii) the purchase of products by the Group under the Framework Sinopharm Products Supply and Purchase Agreement are subject to the reporting, announcement and annual review requirements, but are exempt from the circular, independent financial advice and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

(2)	HBYS Brand License Royalty Agreement

As HWEL is a subsidiary of CK Hutchison, it is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company and the license granted under the HBYS Brand License Royalty Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the annual fee payable by HCMH under the HBYS Brand License Royalty Agreement, on an annual basis, exceeds 0.1% but is less than 5%, the transactions contemplated under the HBYS Brand License Royalty Agreement are subject to the reporting, announcement and annual review requirements, but are exempt from the circular, independent financial advice and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

E.	INFORMATION ON THE PARTIES

(1)	The Company

The Company is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the centre of which is a team of about 1,800 in oncology/immunology. Since inception, it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the U.S..

(2)	Sinopharm

Sinopharm and its subsidiaries are mainly principally engaged in the distribution of pharmaceutical products to hospitals, other distributors, retail pharmacy stores and clinics, the distribution of medical devices, the operation of chain pharmacy stores, and the distribution of laboratory supplies, manufacture and distribution of chemical reagents, and production and sale of pharmaceutical products. The ultimate controlling shareholder of Sinopharm is China National Pharmaceutical Group Co., Ltd., a state-owned enterprise established in the PRC.

(3)	HWEL

HWEL is an indirect wholly-owned subsidiary of CK Hutchison and is principally engaged in the holding of the trademarks of CK Hutchison group.

F.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Annual Cap Amounts”	the annual cap amounts for the Continuing Connected Transactions for the three financial years ending December 31, 2024, 2025 and 2026

“CK Hutchison”	CK Hutchison Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 1)

“Company” or “HUTCHMED”

HUTCHMED (China) Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 13), the AIM market of the London Stock Exchange (stock code: HCM) and in the form of American depositary shares on the NASDAQ Global Select Market (ticker symbol: HCM)

“Continuing Connected Transactions”	the transactions contemplated under the Framework Sinopharm Products Supply and Purchase Agreement and the HBYS Brand License Royalty Agreement

“Directors”	the directors of the Company

“Framework Sinopharm Products Supply and Purchase Agreement”

the framework products supply and purchase agreement dated June 15, 2021 entered into between the Company and Sinopharm in relation to (i) supply of products by the Group to Sinopharm and/or its associates and (ii) purchase of products by the Group from Sinopharm and/or its associates

“FY”	financial year ending or ended December 31

“Group”	the Company and its subsidiaries

“HBYS Brand License Royalty Agreement”

the brand license royalty agreement dated and as amended and restated with effect from June 15, 2021 entered into between HCMH and HWEL in relation to the payment of annual fee by HCMH to HWEL in consideration of the grant of the royalty-free right to use the HWL Trade Marks by HWEL to Hutchison Baiyunshan and its subsidiary undertakings

“HBYS Disposal”	the disposal by HBYSGH of the entire issued share capital of HCMGIL pursuant to the HBYS SPA

“HBYS SPA”

the sale and purchase agreement dated March 24, 2021 entered into between HBYSGH and GL Mountrose Investment Two Limited in relation to the sale and purchase of the entire issued share capital of HCMGIL

“HBYSGH”	Hutchison BYS (Guangzhou) Holding Limited, a company incorporated in the British Virgin Islands with limited liability and a 80% owned subsidiary of the Company

“HCMGIL”

Hutchison Chinese Medicine (Guangzhou) Investment Limited (currently known as GL Mountrose Chinese Medicine (Guangzhou) Investment Limited), a company incorporated in the British Virgin Islands with limited liability and a former indirect 80% owned subsidiary of the Company

“HCMH”	Hutchison Chinese Medicine Holding Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company

“HK$”	Hong Kong dollar, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hutchison Baiyunshan”	Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited, a company incorporated in the PRC

“Hutchison Sinopharm”	Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited, a company incorporated in the PRC and a subsidiary of the Company

“HWEL”	Hutchison Whampoa Enterprises Limited, a company incorporated in the British Virgin Islands and a subsidiary of CK Hutchison

“HWL Trade Marks”	certain “Hutchison Whampoa”-related trade marks and logos

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange (as amended and supplemented from time to time)

“PRC” or “China”	the People’s Republic of China, but for the purposes of this announcement only, except where the context requires, references to PRC or China exclude Hong Kong, Macau and Taiwan

“Shareholder(s)”	the holders of the shares of the Company

“Sinopharm”	Sinopharm Group Co. Ltd., a company incorporated in the PRC with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 1099)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US$”	US dollars, the lawful currency of the United States of America

“%”	per cent.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the U.S.. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, the impact of the COVID-19 on general economic, regulatory and political conditions. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

By Order of the Board

Edith Shih
Non-executive Director and Company Secretary

Hong Kong, December 21, 2023

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr TO Chi Keung, Simon (Chairman) Dr Weiguo SU (Chief Executive Officer and Chief Scientific Officer) Mr CHENG Chig Fung, Johnny (Chief Financial Officer)	Non-executive Directors: Dr Dan ELDAR Ms Edith SHIH Ms Ling YANG Independent Non-executive Directors: Mr Paul Rutherford CARTER (Senior Independent Director) Mr Graeme Allan JACK Professor MOK Shu Kam, Tony